Exhibit (h)(7)(ii)
AMENDED AND RESTATED EXHIBIT A
     THIS AMENDED AND RESTATED EXHIBIT A, effective as of February 1, 2010, is Exhibit A to that certain Accounting Services Agreement dated as of April 23, 2007, as amended, between the BB&T Variable Insurance Funds and PNC Global Investment Servicing (U.S.) Inc. (“PNC”) (the “Agreement”). This Exhibit A shall supersede all previous forms of Exhibit A to the Agreement.
FUNDS
BB&T Capital Manager Equity Variable Insurance Fund
BB&T Large Cap Variable Insurance Fund*
BB&T Special Opportunities Equity Variable Insurance Fund
BB&T Total Return Bond Variable Insurance Fund

*	Effective May 1, 2010 BB&T Large Cap Variable Insurance Fund is renamed BB&T Select Equity Variable Insurance Fund.

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.

By: Name:	/s/ Jay F. Nusblatt Jay F. Nusblatt
Title:	Senior Vice President
Accepted:
BB&T VARIABLE INSURANCE FUNDS

By: Name:	/s/ Todd M. Miller Todd M. Miller
Title:	Vice President BB&T Variable Insurance Funds